FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Holding(s) in Company dated 05 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd	4,500
Chase Nominees Ltd	2,227,403
Citibank London	106,100
Nortrust Nominees	992,000
Mellon Nominees (UK) Ltd	141,500
State Street Nominees Ltd	457,900
Bank of New York Nominees	6,818,607
Northern Trust	1,520,302
Chase Nominees Ltd	2,946,063
Midland Bank plc	168,500
Bankers Trust	429,200
Barclays Bank	60,000
Citibank London	53,000
Morgan Guaranty	441,500
Nortrust Nominees	3,664,238
State Street Bank & Trust Co	2,054,693
Deutsche Bank AG	1,459,800
HSBC Bank plc	1,308,300
Mellon Bank N.A.	230,300
Northern Trust AVFC	196,436
KAS UK	64,810
Mellon Nominees (UK) Ltd	63,500
Bank One London	141,400
State Street Nominees Ltd	58,000
Bank of New York Nominees	82,000
Chase Nominees Ltd	2,652,391
Midland Bank plc	534,500
Barclays Bank	566,900
Citibank London	23,700
Brown Bros.	51,500
Royal Bank of Scotland	1,238,200
State Street Bank & Trust Co.	80,400
Lloyds Bank	83,100
RBSTB Nominees Ltd	133,300
Citibank NA	17,600
HSBC Bank plc	381,100
State Street Nominees Ltd	1,306,259
Bank of New York Nominees	200,468
Chase Nominees Ltd	851,000
Midland Bank plc	153,700
Deutsche Bank Mannheim	48,000
Bankers Trust	18,300
Citibank London	52,000
Nortrust Nominees	514,023
Royal Bank of Scotland	129,500
State Street Bank & Trust Co	342,599
RBSTB Nominees Ltd	26,300
Citibank NA	98,400
Deutsche Bank AG	31,200
HSBC Bank plc	189,709
State Street Nominees Ltd	2,987,133

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

2,702,106 (since last notification)

8. Percentage of issued class

0.97%

9. Class of security

Ordinary 50p Shares

10. Date of transaction

3 February 2004

 11. Date company informed

5 February 2004

12. Total holding following this notification

38,401,334

13. Total percentage holding of issued class following this notification

13.82%

14. Any additional information

-

15. Name of contact and telephone number for queries

Anita Dowling (01753) 777106

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

5 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 16 February 2004